FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

May 14, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is May 14, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports plans to undertake a spin-out transaction to create two independent companies with the new company, Corvus Gold Inc. to hold all non-Livengood assets.

Item 5.	Full Description of Material Change

The Board of Directors of the Issuer has unanimously approved a proposal to undertake a spin-out transaction to segregate its assets into two separate and highly focused companies.  Under the terms of the proposed transaction, the Issuer will retain all assets relating to the Livengood gold project in Alaska, an advanced stage project, together with approximately CAD 41 million in working capital.  Corvus Gold Inc. (“Corvus”) will hold all of the Issuer’s other existing Alaska and Nevada assets and have approximately CAD 3 million in working capital.  A condition of the closing of the transaction will be that Corvus obtains conditional approval for the listing of its common shares on a major Canadian stock exchange.

Spin-out of Corvus Gold Inc.

The transaction is intended to maximize value for Issuer shareholders by creating a new exploration focused company that will work to advance the Issuer’s current advanced to early stage exploration properties (four in Alaska and one in Nevada).  Corvus will also actively seek out and acquire new prospects.  The Issuer will concentrate on moving the flagship Livengood project towards feasibility and a potential production decision.  The Issuer’s shareholders will be asked to vote on the proposal at a special meeting of shareholders, expected to be convened in July, 2010.  The proposal to be presented to shareholders would result in each Issuer shareholder receiving, on the effective date of the transaction, one new Issuer common share and one-half of a Corvus common share in exchange for each Issuer common share held.  Adequate advance notice of the effective date will be provided.

Jeffrey A. Pontius will retain his position as President and CEO of the Issuer, and will also be appointed as the CEO and Chairman of Corvus.  Dr. Russell Myers, currently Vice-President, Exploration of the Issuer, will be appointed as President of Corvus to lead exploration and discovery programs in North America.  Carl Brechtel, currently COO of the Issuer, will continue as such to lead the development of the Livengood Gold Project into what the Issuer anticipates will be a world class gold mine in Alaska.  The names of the additional directors and senior management of Corvus are expected to be announced in the near future.

Corvus will initially hold four advanced to early stage projects in Alaska and the North Bullfrog project in Nevada.  The primary focus of Corvus will be to leverage its exploration expertise to discover major new gold deposits.  Furthermore, Corvus will seek to build a non-operator gold producer with significant carried interests and royalty exposure.  To meet this objective, the Issuer has joint ventured the four Alaskan projects to be transferred to Corvus and anticipates that these projects will have over CAD 8 million in partner funded work taking place in 2010.  Corvus will also receive from the Issuer a 100% interest in the North Bullfrog project in Nevada, which has a number of high priority, bulk tonnage and high-grade vein targets to be addressed with a 10,000 metre drill program scheduled for Fall 2010.  In 2010, Corvus anticipates receiving up to CAD 1 million in payments and fees from the four existing Alaskan option/joint venture arrangements, as well as significant issuances of shares from some of the respective optionee companies.  Corvus anticipates adding quality projects to its portfolio to which it can add significant value through exploration.

The proposed transaction, which is subject to shareholder approval and regulatory acceptance, including the acceptance for filing by Toronto Stock Exchange (the “TSX”) and the approval of the NYSE Amex and the Supreme Court of British Columbia, is expected to be implemented through a plan of arrangement under the Business Corporations Act (BC).  The Issuer is presently in the process of transferring to Corvus all of its interest in the Chisna, Terra, LMS and West Pogo projects in Alaska and its interest in Talon Gold Nevada Inc. (which holds the North Bullfrog Project in Nevada) and CAD 3 million in working capital.  Subject to the final approval of the Board of the Issuer and the fixing of a date for the planned special meeting, the Issuer shareholders will receive an information circular setting out further details of the proposed spin-out transaction.

Initial Corvus Projects

Nevada

North Bullfrog:  The North Bullfrog Project covers approximately 27 km2 of patented and unpatented mining claims near Beatty, Nevada and is located within the Bullfrog Mining District of Nevada, which hosts Barrick Gold Corp’s multimillion ounce Bullfrog Gold Mine (located 14 kilometres to the south).  As at August 25, 2008, the North Bullfrog property hosts an indicated resource of 2.02 Mt at an average grade of 0.88 g/t gold and 0.45 g/t silver and an inferred resource of 0.95 Mt at an average grade of 0.78 g/t gold and 0.36 g/t silver, both at a cutoff grade of 0.5 g/t gold (see NR08-18 of September 2, 2008), as well as a number of high priority targets for both large low-grade and narrow, high-grade vein gold-silver systems.  Corvus currently plans to complete a 10,000 metre drill program in the Fall of 2010 to test several of these targets.  Corvus will control 100% of the North Bullfrog project (see NR09-20 of August 4, 2009) and will fund the 2010 program, anticipated to cost approximately CAD 1 million, internally.

Alaska

Chisna:  The Chisna Project covers approximately 840 km2 of State of Alaska mining claims and Ahtna, Incorporated (an Alaska Native Corporation) fee simple ground in an emerging new copper-gold belt in Alaska.  The project is targeting large copper-gold porphyry systems similar to the Pebble deposit in western Alaska.  To date, two porphyry systems have been discovered that will be drilled in 2010.  A number of other targets have been defined that will be followed up on within this 65 kilometre long belt of gold and copper mineralization (see NR08-23 dated November 4, 2008).  This project has been optioned to Ocean Park Ventures Corp. (“OCP”) which has the right to earn a 51% interest by contributing USD 20 million in exploration expenditures (USD 6.2 million budgeted in 2010), and making staged payments and share issuances, over 5 years.  Upon earning the initial 51% interest, OCP may earn an additional 19% by producing a bankable feasibility that delineates a mining project on the Chisna property that produces at least 300,000 gold equivalent ounces per year.  For details on the OCP agreement, see NR09-29 dated November 5, 2009, and for details on the agreement with Ahtna, Incorporated, see NR10-15 dated May 6, 2010).

Terra:  The Terra Project represents a bonanza grade low-sulphidation epithermal system with an overall strike length of 6 kilometres.  Drilling by the Issuer in 2006/07 in one of four vein structures has defined an estimated inferred resource (as at February 1, 2008) of 428,000 tonnes at an average grade of 12.20 g/t gold (168,000 contained ounces) and 23.11 g/t silver (318,000 contained ounces) at a cutoff of 5.0 g/t gold (see NR08-04 dated February 7, 2008).  Two other vein structures have been drill tested with positive results confirming the potential for significant resource additions.  The gold at Terra occurs as coarse native gold and can be recovered by simple gravity methods, facilitating it as a potentially rapid development small mining project.  The Terra project has been optioned to a private Nevada company, which can earn an initial 51% interest by contributing a total of USD 6,000,000 in exploration expenditures over three years (USD 1,000,000 in 2010) and making staged cash payments of USD 300,000 and issuing 750,000 common shares over the same three-year period (USD 50,000 and 250,000 shares in 2010).  Upon having completed its initial contribution, the private company will have the option to increase its JV interest by 29% (to 80% total) by providing a subsequent contribution of an additional USD 3.05 million in funding in the fourth year, paying an additional USD 150,000 and issuing an additional 150,000 common shares. (for details, see NR10-05 dated March 4, 2010).

LMS:  The LMS Project covers approximately 57 km2 within the Goodpaster Mining District of Alaska, which hosts the world class Pogo Gold Mine 40 kilometres to the north of the property.  Prior drilling by the Issuer in 2006/07 has defined an estimated inferred resource (as at February 1, 2008) of 5.86 Mt at an average grade of 0.89 g/t gold (167,000 contained ounces) at a cutoff of 0.3 g/t gold (see NR08-05 dated February 13, 2008).  The property contains a number of un-tested gold targets that will be the focus of the partner funded exploration in 2010.  The Issuer has signed a binding letter of intent to joint venture the LMS project to First Star Resources Inc. of Vancouver, British Columbia (TSXV:FS) (“First Star”).  Under the terms of the LOI, First Star has the ability to earn an initial 55% interest, and a second option to earn a further 45% for a total 100% interest.  To earn the 55% interest First Star will pay USD 280,000 and expend USD 3.5 million on exploration.  To acquire a 100% ownership, First Star will fund the project through to an advanced exploration stage by spending a further USD 3 million prior to December 31, 2015, or by producing, filing and having accepted by the TSX Venture Exchange a NI 43-101 compliant inferred resource of two million ounces of gold using a 0.3 g/t cutoff grade, whichever costs less.  A net smelter returns (“NSR”) royalty of 3% or 4% on gold/silver and 1% on all other products will be payable to Corvus.  The royalty can be reduced by 1% by paying Corvus USD 3 million.

West Pogo:  The West Pogo project lies 4.5 kilometres west of the Pogo Gold Mine, and is situated along its western property boundary.  Work to date by the Issuer has defined a surface gold anomaly approximately 1.5 kilometres in strike length with potential for high-grade, vein type, gold mineralization (see NR08-26 dated December 1, 2008).  The Issuer has signed a binding letter of intent to joint venture the LMS project to First Star.  Under the terms of the LOI, First Star has the ability to earn an initial 55% interest, and a second option to earn a further 45% for a total 100% interest.  To earn the 55% interest First Star will pay USD 250,000 and expend USD 2.8 million on exploration.  To acquire a 100% ownership, First Star will fund the project through to an advanced exploration stage by spending a further USD 2 million prior to December 31, 2015, or by producing, filing and having accepted by the TSX Venture Exchange a NI 43-101 compliant inferred resource of one million ounces of gold using a 0.3 g/t cutoff grade, whichever costs less.  A NSR royalty of 3% or 4% on gold/silver and 1% on all other products will be payable to Corvus.  The royalty can be reduced by 1% by paying Corvus USD 3 million.

Readers are referred to the most recent NI 43-101 technical reports on the North Bullfrog, Terra and LMS projects, which are available on SEDAR under the Issuer disclosure documents, and on the Chisna project, which is available on SEDAR under the Ocean Park disclosure documents, for further information on these projects.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the completion of the spin-out of certain assets of the Issuer into Corvus Gold Inc., plans and expectations related to Corvus Gold Inc., plans of the Issuer related to Livengood project, the potential for the preparation of a feasibility study and potential for production from the Livengood project, the potential for the optionees/joint venture partners on the Terra, Chisna, LMS and West Pogo projects to incur the expenditures, make the cash payments and/or issue the required shares as necessary to complete the acquisition of an interest in such, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities (including the proposed Corvus Gold Inc. spin-out), the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Cautionary Note Concerning Similar or Adjacent Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer's properties.

The securities contemplated to be distributed in the proposed transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and are anticipated to be issued in the United States pursuant to exemptions from such registration requirements.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

May 20, 2010